Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratio amounts)	September 27, 2012	September 29, 2011	September 30, 2010 (b)	September 24, 2009	September 25, 2008

Earnings (loss) before income taxes	$ (5,554)	$ 14,642	$ (236,883)	$ 85,269	$ 46,071
Fixed charges:
Interest expense, including amortization of deferred financing costs	84,219	87,654	88,386	93,210	96,541
1/3 of rental expense, net	23,686	25,744	26,541	26,791	26,314
Total fixed charges	107,905	113,398	114,927	120,001	122,855
Earnings (loss)	102,351	128,040	(121,956)	205,270	168,926
Ratio of earnings to fixed charges	0.95	1.13	(a)	1.71	1.38

(a)	Earnings (loss) was inadequate to cover fixed charges by $236.9 million for the fiscal year ended September 30, 2010.
(b)	Fiscal 2010 included 53 weeks.